UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒         Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Bogota, February 23, 2018

EARNINGS DISTRIBUTION PROPOSAL

Avianca Holdings’ Board of Directors approved the following proposal of earnings distribution for the period January 1 to December 31, 2017, which will be submitted for the consideration of the General Shareholders’ Meeting to be held on March 16, 2018:

•	From the retained earnings, as of December 31, 2017, distribute to shareholders (including ADS holders) a dividend of COP$98,6 per share.

•	Declared dividends will be paid in four (4) equal payments of COP$24.65 per share on June 29, July 31, August 31, September 28, 2018.

For further information please contact:

Investor Relations Office

+ 571- 587 7700 ext. 1274, 1349

ir@avianca.com

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca Holdings S.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A.–Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A.–Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A.–LACSA, incorporated in Costa Rica, Transamérican Airlines S.A.–TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales S.A.–SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, and Isleña de Inversiones S.A. de C.V.–ISLEÑA, incorporated in Honduras.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2018

AVIANCA HOLDINGS S.A.

By:	/s/ Renato Covelo

	Name:	Renato Covelo
	Title:	Vice President Senior General Counsel